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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D
                               (AMENDMENT NO. 1)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*



                             QUEST MEDICAL, INC.
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                               (Name of Issuer)


                    Common Stock, Par Value $.05 Per Share
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                        (Title of Class of Securities)


                                   74834610
                     -----------------------------------
                                (CUSIP Number)


                        Cypress Asset Management, Inc.
                           William L. Garwood, Jr.
                               A. Ronald Lerner
                               David E. Jorden
                                 Frank P. Lee
                              Dan R. Japhet, Sr.
                        2929 Allen Parkway, Suite 2000
                             Houston, Texas 77019
                                (713) 512-2100
                                (713) 654-8960
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)



                               January 16, 1998
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           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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AMENDMENT NO. 1 TO SCHEDULE 13D

     Cypress Asset Management, Inc., a Texas corporation and an investment advisor registered under the Investment Advisers Act of 1940 ("Cypress"), together with William L. Garwood, Jr., A. Ronald Lerner, David E. Jorden, Frank P. Lee, and Dan R. Japhet, Sr., each a director and shareholder of Cypress (collectively, the "Cypress Parties"), hereby amend and supplement their statement on Schedule 13D as originally filed by the Cypress Parties on August 21, 1996 (the "Original Statement"), with respect to the Common Stock, par value $.05 per share (the "Common Stock"), of Quest Medical, Inc., a Texas corporation (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

ITEM 4.   PURPOSE OF TRANSACTION

          Item 4 of the Original Statement is hereby amended and restated in its entirety as follows:

          The persons on whose behalf this statement was originally filed (the "Reporting Persons") acquired beneficial ownership of the securities previously reported in this statement in the ordinary course of business. As of the date hereof, the Reporting Persons do not hold such securities with the purpose or effect of changing or influencing the control of the Company.

          The Reporting Persons may sell some or all the securities now beneficially owned by them from time to time in the ordinary course of business, or they may decide to buy additional securities in the ordinary course of business. A statement




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       on Schedule 13G will be filed by the Reporting Persons, with respect to the securities previously reported in this statement, if such a filing is required because of the circumstances existing at the end of this calendar year.

            No further amendments to this statement will be made.

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  January 20th, 1998.


                                   CYPRESS ASSET MANAGEMENT, INC.


                                   By:  /s/ WILLIAM L. GARWOOD, JR.
                                        --------------------------------
                                        William L. Garwood, Jr.
                                        President


                                        /s/ WILLIAM L. GARWOOD, JR.
                                        --------------------------------
                                        William L. Garwood, Jr.


                                        /s/ A. RONALD LERNER
                                        --------------------------------
                                        A. Ronald Lerner


                                        /s/ DAVID E. JORDEN
                                        --------------------------------
                                        David E. Jorden


                                        /s/ FRANK P. LEE
                                        --------------------------------
                                        Frank P. Lee


                                        /s/ DAN R. JAPHET, SR.
                                        --------------------------------
                                        Dan R. Japhet, Sr.



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